September 14, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Karina Dorin
Staff Attorney

RE: ParcelPal Technology Inc.
       Registration Statement on Form 20-F
       Filed August 4, 2020
       File No. 0-56191

Dear Ms. Dorin:

Set forth below are the responses of ParcelPal Technology Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2020, with respect to the Company’s registration statement on Form 20-F filed with the Commission on August 4, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).  For your convenience and ease of further review, we have also provided by email a marked copy of Amendment No. 1 to show all changes made to the Registration Statement.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

1.	Key Information, Selected Financial Data, page 2

We note that you have included selected financial data for the interim periods ended March 31, 2020 and 2019 and have filed the corresponding financial statements on SEDAR. Please amend your filing to include these financial statements to comply with Item 8.A.5 of Form 20-F.

Response to Comment No. 1

As requested by the Staff, we have both added to the selected financial data items to comply with Item 8.A.5 and also included the filed quarterly financial statement for the period ended June 30, 2020, as updated to reflect the most recently quarterly period filed in the period since receipt of the SEC Staff's comment letter dated August 31, 2020.  To the extent relevant, we have retained the applicable comparative periods for quarter one in the body of the registration statement and the second quarter.

190 alexander street, suite 305, vancouver, BC, CANADA V6A 2S5

2.	Information on Company, Business Overview, page 14
Please expand your disclosure to more clearly describe and convey the nature of your business and platform, including your eCommerce integrations services and your mobile application functions. Describe their features and functionality and how your clients access your platform. In addition, please clarify how retail customers and businesses use your services.

Response to Comment No. 2

We have revised our disclosure as requested by the Staff and included a more descriptive response breaking down the different areas of the business on what was originally included page 14 of the August 4th Registration statement, which we have also set forth below for your ease of reference:

“Our online e-Commerce solution has no monthly fees and we help you create an unmatched experience for customers, which directly results in increasing revenues and reaching new markets.  As a result, your customers today have easy access to on-demand delivery, through companies like Amazon and Walmart. ParcelPal allows you to offer that same convenience to customers shopping on your website.  By integrating with ParcelPal, you can offer our delivery services as part of your website’s current checkout system, to allow your customers to receive products from your store within a few hours of placing their order.  Whatever your e-commerce platform is, we allow you to easily integrate our services into your website through an API.  When a customer chooses ParcelPal during their checkout, you can track the order in your admin panel, and your customers can track their shipment in our app! All you have to do is choose ParcelPal to fulfill your order.

On the app side of the business, we allow consumers the ability to order anything and have it delivered anywhere in our service area. Some of the features include end-to-end GPS tracking and dynamic ETA updates, one common user-friendly interface across all retailers on the platform, and in-app customer service enabled, as well as in-app payment and tipping.  For the merchant, the benefit of the app is the ability to easily enable on demand delivery of its products to customers and to increase customer reach and sales through the ParcelPal customer network.

In short, our technology and platform brings the user and the merchant closer together so the consumer can get what they needed safely and quickly, and the merchant has the ability to increase revenue and expand their sales footprint and customer base.

The fee on the merchant for the e-commerce is typically 15% of the transaction paid to ParcelPal, and for the consumer is it usually 9% of the order plus a C$5 delivery fee.  For example, on a C$100 order, ParcelPal could generate up to C$29 in total fees for the order.

Our fee for our “get anything “ service is typically C$9.99 per transaction, which is paid for by the consumer.  The merchant may also pay a small variable transaction fee depending on the level of business it does with us, which ranges from 3% to 5% of the transaction price.

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ParcelPal collects its fees from the customers through the app at the time of the order, and on the merchant side we remit the net amount of the transaction to the merchant after deducting our fees.  We create a significant value add for the merchant and the customer by making things more convenient on both sides of the transaction by bringing the buyer and seller together and ultimately delivering the product to the consumer.”

3.
We understand from your description of services on page 15 that you deliver various products from merchants and local businesses to retail customers and companies. Please expand your disclosure to address the following points:

•
Clarify whether your customers are the individual retail consumers and companies ordering products through your application or the merchants and local businesses that use your platform to sell products.

•
Explain how you generate revenue from your involvement in the transaction, identify any services that are incremental to the delivery services, and describe the mechanism or process for collecting your fees.

•	Please indicate whether retail consumers and/or merchants are paying flat fees or variable fees, and how these are established.

•
If you receive payments from consumers for the entire transaction amounts, indicate how you have assessed your role as a principal or agent, and describe how payments are made to merchants for the products.

Response to Comment No. 3

We have added the information requested by the Staff on page 15 of the Registration Statement, but for your convenience, we have also set forth the response in this response letter as well:  “Local businesses use the ParcelPal platform to sell their products, consumers use the platform to order whatever they need, and we fulfill these orders by delivering the products to the merchants customers.”

We disclose on page 14 under “Business Overview” how we generate revenue.  Simply stated, we charge the merchant (business) a fee, as well as the customer, for delivery of what is ordered.  Our mechanism for collecting the purchase price of the customer items is through a payment processor, such as Stripe, from which we remit the net amount to the business after deducting our fee out of the customer’s transaction payment.

Our fee on the merchant side for e-commerce sales is typically 15% of the transaction paid to ParcelPal, and for the consumer is it usually 9% of the order, plus a C$5 delivery fee.  For example,  on a C$100 customer order, ParcelPal could generate up to C$29 in total fees for the order.

Our fee for our “get anything” service is typically C$9.99 per transaction, which is paid for by the consumer.  The merchant may also pay a small variable transaction fee depending on the level of business it does with us, which ranges from 3% to 5% of the transaction price.

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ParcelPal collects its fees from the customers through the app at the time of the order, and on the merchant side we remit the net amount of the transaction to the merchant after deducting our fees.  We create a significant value add for the merchant and the customer by making things more convenient on both sides of the transaction by bringing the buyer and seller together, and ultimately delivering the product to the consumer.

4.
We note that you refer to the delivery of cannabis as well as food and alcohol. With regard to the various items you deliver, please disclose the material effects of government regulations on your business, identifying in each case the regulatory body and the applicable material regulations. See Item 4.B.8 of Form 20-F.

Response to Comment No. 4

We note the only reference to Cannabis was in the “Our Strategy” section of the registration statement, and not part of our current business description.  With that stated, we had previously made a determination that cannabis will not be a part of our business at this time, and have removed the two references to it. If and when we ever make such a determination to do business in that business sector, we will revise and update our disclosures accordingly at such time.

We also note that the Staff’s comment letter references the delivery of alcohol; however, we do not reference or do business in that sector either, so we do not believe additional disclosure is required in this regard.

Finally, with regard to food deliveries, we are not aware of any regulatory requirements in the jurisdictions in which we do business and, therefore, have not provided further disclosure in this regard.

5.	Our Strategy, page 15

Please expand your disclosure to discuss the capital necessary to execute your growth strategy in 2020. In this regard, we note you disclose on page 11 that you will need to raise additional funds to pay outstanding vendor invoices, meet operating expenses and execute your business plan, but you state on page 18 that you believe your working capital is sufficient for your present business requirements. If the company doesn’t have sufficient liquidity to fund its growth strategy, explain what additional sources of liquidity are available to you.

Response to Comment No. 5

We have revised our disclosure under the “Our Strategy” heading  to address the Staff’s comment in this regard.  Specifically, we have corrected our disclosure to page 18 to make it consistent with the disclosure on page 11.

“In addition to raising additional capital, we are also planning on signing more small and medium enterprise clients for traditional courier services that are multi-city operational, and which are higher margin services that are also highly scalable.  To execute this part of our strategy, we will need to open a dedicated warehouse facility in which we can sort, ship and create more efficient delivery routes.  This will also allow us to also be able to benefit from economies of scale as our operating costs will decrease significantly, leading to better operating margins.  To execute on this plan, we believe we will need to raise between C$1 million and C$1.5 million dollars of additional capital, which we believe will both fund our operating expenses and the concomitant warehousing and fleet costs associated with it.”

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We have also, under “liquidity and capital resources” on page 18, added the following note: “While we generate cash flow, it is currently not sufficient to maintain operations. We believe we will need to raise additional capital between C$1 million to C$1.5 million dollars for our aforementioned expansion plans through the end of 2021.  We will do this through a combination of debt and/or equity financing issuances.”

6.	Operating and Financial Review and Prospects, Operating Results, page 16

We note that your measure of gross profit as a percentage of revenue decreased from 23.8% in 2018 to 16.6% in 2019. Please expand your disclosure to explain the reasons for this variance.

Response to Comment No. 6

In response to comment No. 6, we have added a note on page 16 that states the following: “Gross profit as a percentage of revenue decreased from C$802,025 (23.8%) in 2018 to C$795,977 (16.6%) in 2019.  This was due to increased staff and an increase in fuel costs.”

7.
We note your disclosure that amortization expense decreased from C$124,279 in the three months ended March 31, 2019, to C$65,975 in the three months ended March 31, 2020, due to adding new vehicles that require less wear and tear during the initial years. This disclosure seems to imply that you are amortizing the vehicles in a manner that differs from the straight-line method. However, disclosure on pages F-9 and F-12 indicates that you amortize such amounts utilizing the straight-line method.

Please address this apparent discrepancy; clarify your rationale for initially recording lower depreciation on your vehicles if this is your accounting policy and explain how the amortization rate varies over the estimated life of the vehicles.

Response to Comment No. 7

The company has always and continues to use the straight-line method.  During the year ended December 31, 2019, the Company adjusted its measure for the residual value guarantee related to the outstanding vehicle leases. It was determined that, based on the current value of the vehicles, the residual value guarantee recorded was in excess of the current estimate. The outstanding lease obligations were reduced by C$307,072 to reduce the estimated residual value guarantee and a corresponding adjustment was made to reduce the right of use asset value.  This is also disclosed in our audited annual financial statements, as well as our quarterly financial statements.

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8.
We note that you report significant marketing and promotion expense for each period. Please expand your disclosure to describe the nature of these expenses, and tell us how you determined that such amounts would be classified as expenses rather than cost of sales (as part of the transaction price) for each type of marketing and promotion expense that you have incurred, based on the guidance in paragraphs 47-72 of IFRS 15. Please submit a schedule for our review, showing the composition of these amounts by type and correlating with your analysis for each period presented.

Response to Comment No. 8

The majority of our marketing and promotion expenses for the periods noted were related to company promotional materials, including increasing market awareness of the Company by various third-party businesses. These expenses are not related to cost of goods or sales, and do not specifically relate to a product or service per paragraphs 91 to 104 of IFRS.   We also note that, as of April 2020, the company’s new management made the determination to not engage such third party vendors for such services and, therefore, we will not be incurring these specific expenses on a going-forward basis.

9.	Structure of the Board, page 24

Revise to specify precisely when in 2020 the current terms of the four directors expire. See Item 6.C(1) of Form 20-F.

Response to Comment No. 9

We have included with more specificity the term of the current board of directors in accordance with Item 6.C(1), such that the relevant disclosure now provides the following: “At every annual general meeting, all directors cease to hold office immediately before the election or appointment of new directors, but are eligible for re-election or re-appointment.  The current members of our board of directors were elected (other than Rich Wheeless) at the annual general shareholder meeting held on October 15, 2019, and will hold their director position until the earlier of the next annual general shareholder meeting or appointment of new directors.  Rich Wheeless was appointed to the board of directors concurrently with his appointment as an executive officer of the Company on March 20, 2020, and will hold such board position until the earlier of the next annual general shareholder meeting or the appointment of a new director for his board seat.”

10.	Material Contracts, page 31

Please revise to briefly describe the material terms of your Goodfood and Amazon Transportation Agreements and Lineten Technologies Platform Agreement, including material obligations under the agreements and termination and payment terms. Please also disclose the maturity date for each Tangiers note and tranche thereunder.

Response to Comment No. 10

We have revised the disclosure of the above-referenced agreements to further describe additional material terms as requested by the Staff.

We have inserted into the Registration Statement the maturity dates of each tranche or convertible note issued to Tangiers Global, LLC, which are as follows: The maturity date of the first tranche of the April 14, 2020 note is December 1, 2020; the maturity date of the second tranche of the April 14, 2020 note is December 23, 2020, and the maturity of the June 2020 Note is February 14, 2021

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11.	Exhibit 15.1, page 63

Please obtain and file with your next amendment a consent from your auditor which includes the date of their consent.

Response to Comment No. 11

We acknowledge your comment No. 11, and have requested and obtained an updated consent from our auditor which will be provided concurrently with the submission of Amendment No. 1 of our Form 20-F.

12.	Note 2 - Basis of Presentation, page F-10

We understand from your disclosure under Revenue from Contracts with Customers on page F-10 that your only performance obligation is the provision of delivery services and does not include any other services or sales of goods. If this is not correct, or if your revenues reflect any transaction amounts that include the value of products delivered, please expand your disclosure to clarify.

Also disclose the information about determining the transaction price, amounts allocated to performance obligations, and assets recognized from the costs to obtain or fulfill a contract, to comply with paragraphs 126 and 127 of IFRS 15.

Response to Comment No. 12

ParcelPal’s only performance obligation is the provision of delivery services and does not include any other services or sales of goods.  We have what amounts to a weekly contract, but the price and number of routes is set each week by our respective customer, such as Amazon.

In connection with our business with Amazon, they essentially determine the pricing for us but do not share those specific details, but it is usually based on the number or weekly routes assigned.  We do not have costs of obtaining the contract that are significant, as our contract with them is in place, and the weekly orders for delivery are provided by Amazon.

As for how we determine the transaction price for any of our traditional customers outside of Amazon, it is formula based on the loading time for the vehicle, how long the route is, distance traveled, time logged, number of couriers for the route, any special requests (refrigerated vans, oversized load).

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Per IFRS 15 as a practical expedient, an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.  As previously mentioned, each week in essence is a contract for completion.

13.
We note that you present expenses in your Statements of Loss and Comprehensive Loss by both function and nature, and that the amount you report as cost of sales appears to exclude certain costs that may be attributable to this measure, such as amortization.

Please revise as necessary to conform to the guidance in paragraphs 99 through 105 of IAS 1, which requires the presentation of expenses by one of these methods, either function or nature. If you present expenses by function, include a complete measure of cost of sales. You may refer to the guidance in paragraphs 91 through 104 of IFRS 15 in identifying costs that are attributable to cost of sales.

Response to Comment No. 13

Cost of providing services and not a cost of goods sold per paragraphs 91 to 104 of IFRS 15.

Going forward, if necessary, we can present expenses by function as that may be more representative for other companies in our industry.

The Company currently includes in cost of services provided the following of direct labor, fuel costs and repair costs.  The Company will in the future include the amortization of the ROU assets that are directly included in providing delivery services.

14.	Note 4, Loan Receivable, page F-13

We note your disclosure explaining that you have made three loans to vendors, two of which are related to your directors. Please expand your disclosure to explain the reasons for making each of these loans and to clarify the nature of your relationship with the vendors and how they are related to your revenue generating transactions.

Response to Comment No. 14

On July 29, 2018, the Company entered into a 10% annualized unsecured loan agreement (the “July 2018 Loan”) with a third-party vendor, whereby the Company advanced C$60,000 to the vendor. We believe our former CEO owned a small minority interest in the vendor at the time of the loan. On March 20, 2019, the Company advanced an additional C$21,000 to this same vendor. During the year ended December 31, 2019, C$89,374 of the loan was repaid (with interest), and as at June 30, 2020, C$5,266 of accrued interest remains outstanding, which we are working to collect.

On October 31, 2018, the Company entered into an unsecured 8% annualized loan agreement (the “October 2018 Loan”) with a third-party vendor, whereby the Company advanced C$250,000 to this vendor. We believe our former CEO held a minority interest in the vendor at the time of the loan. During the year ended December 31, 2018, the Company received the principal balance in full, and C$3,342 of accrued interest related to this loan was impaired.

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The July 2018 Loan and the October 2018 Loan were made to the respective vendors at a time when the Company was exploring the possibility of entering in the cannabis industry in Canada. The Company had ultimately determined not to enter in the cannabis space, and has no relationship to these vendors, other than the remaining accrued interests under the July 2018 Loan. Our former CEO is no longer with the Company, so there remains no related party relationship since his departure from the Company in April 2020.

During the year ended December 31, 2018, the Company advanced C$65,000 to an arm’s length vendor which was related to our “get anything” merchant app to improve efficiency and security of our technology. The Company agreed to partially settle C$55,000 of the amount advanced for 1,695,652 shares of 152 Tech Solutions Ltd. During the year ended December 31, 2018, the Company impaired the outstanding balance of C$10,000 due to uncertainty of collectability.

General

15.
Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, but we will continue to review your filing until all the staff's comments have been resolved.

Response to Comment No. 15

We confirm our understanding that the registration statement on Form 20-F will become automatically effective within 60 days of filing on August 4, 2020, and that the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We also understand that the Staff will continue to review the registration statement until all comments have been resolved.

16.
We note you disclose on your registration statement cover page that you qualify as an “emerging growth company.” Please revise your disclosure to discuss the exemptions and scaled disclosure requirements available to you as an emerging growth company. Please also identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

Response to Comment No. 16

We have un-checked the “emerging growth company” box on the cover page of the 20-F registration statement, as it was a clerical error that it was checked in the original filing.

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Additional comments/changes by us:

(i)
We have removed the following quoted safe harbor language included in the forward-looking statements section, which is inapplicable in this Registration Statement: “For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995 and section 27A of the Securities Act and Section 21E of the Exchange Act. Readers of this Registration Statement on Form 20-F are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the time this Registration Statement on Form 20-F was filed with the Securities and Exchange Commission, or SEC.”

(ii)	We have inserted the customer name (Amazon) in the few places which had previously solely referenced our largest customer without stating the name.

(iii)
We revised the following Risk Factor to make it forward looking.  We are a publicly registered company that is subject to the reporting requirements of federal securities laws, which can be expensive and may divert resources from other projects, thus impairing our ability to grow.

It now reads: “Becoming a United States publicly registered company that is subject to the reporting requirements of U.S. federal securities laws can be expensive and may divert resources from other projects, thus impairing our ability to grow.

Upon obtaining effectiveness of this registration statement, we will become a United States public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act and…”

(iv)
We removed the one “penny stock” Risk Factor in its entirety since it is inapplicable to an initial public registration statement, which was set forth under the following caption: “Our common shares are currently considered a “penny stock,” which may make it more difficult for our investors to sell their shares.”

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (614) 395-7778 or Theodore J. Ghorra, Esq. of Rimon P.C. at (212-515-9979.

Very truly yours,
PARCELPAL TECHNOLOGY INC.

By:	/s/ Rich Wheeless
	Name:	Rich Wheeless
	Title:	Chief Executive Officer

cc:	Karina Dorin (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
Karl Hiller (Securities and Exchange Commission)
Andrew Reilly (Rimon P.C.)

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